# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Contango ORE, Inc., CIK 0001502377
CUSIP: 21077F100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3700 BUFFALO SPEEDWAY, STE 925, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001099910-24-000376
Filed by CIK 0001813276

## Reporting persons
- Queen's Road Capital Investment Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 723,940; shared voting power 0; sole dispositive power 723,940; shared dispositive power 0; aggregate amount beneficially owned 723,940 (5.6% of the class)
  Comment: Based on 12,226,238 common shares of the issuer outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Contango ORE, Inc.
Address of issuer's principal executive offices: 3700 BUFFALO SPEEDWAY, STE 925, HOUSTON, TEXAS, 77098.

## Item 2. Person Filing
Name of person filing: Queen's Road Capital Investment Ltd.
Address of principal business office or, if none, residence:
Cheung Kong Centre
Suite 2006, 2 Queen's Road Central
Hong Kong, Hong, Kong
Citizenship: The reporting person is a Cayman Islands corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
723,940 common shares

1. This number includes:

a. 68,203 outstanding common shares, and
b. 655,737 common shares that the reporting person has a right to acquire upon conversion of US$20 million principal amount of the issuer's five-year, 9% unsecured convertible debentures (the "Debentures"). Rule 13d-3(d)(1) provides that securities are deemed to be beneficially owned if one has a right to acquire beneficial ownership of those securities within 60 days, including through the conversion of a security. The Debentures are convertible at a price of US$30.50 per common share, and thus the reporting person has the right to acquire 655,737 common shares upon conversion of the Debentures.

2. This number does not include the common shares that will be issuable to the reporting person in the future in partial payment of interest on the Debentures. Interest is payable on the Debentures in quarterly installments in arrears on January 31, April 30, July 31 and October 31 of each year. A portion of the interest (equal to 2% per annum) will be payable in common shares issuable at a price equal to the 20-day volume weighted average trading price (the "VWAP") of the common shares on the exchange on which the common shares are trading that has the greatest trading volume, ending three trading days preceding the date such interest payment is due.
Percent of class:
5.62%

This percentage was calculated based on a total of 12,226,238 shares outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: 723,940
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 723,940
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Queen's Road Capital Investment Ltd.: /s/ Alex Granger, President (01/10/2025)